Exhibit 99.2

JZXN Announces Talks with an AI Trading Firm for Cooperation; Plans to Acquire Approximately $1 Billion in Tokens at a 30% Discount, Which Would Generate Considerable Book Gains Upon Completion, With the Tokens Scheduled to Be Listed on Binance Soon

HANGZHOU, December 16, 2025/PRNewswire/ -- Jiuzi Holdings, Inc. (Nasdaq: JZXN) (“Jiuzi” or the “Company”) today announced it is in strategic cooperation discussions with a Web3 technology company specializing in the development of an artificial intelligence (AI) cryptocurrency trading platform (the “Counterparty”). According to the preliminary agreement, both parties plan to jointly develop and promote an AI-powered cryptocurrency diagnostics and trading platform to advance its market-oriented application.

To facilitate this collaboration, JZXN intends to acquire tokens issued by the Counterparty at a significant discount through a private placement of its common stock, representing a total value of approximately US$1 billion. Based on current market valuations and assumptions, upon successful completion of the transaction, the Company expects to generate considerable unrealized gains. Furthermore, the Counterparty’s tokens are expected to apply for listing and trading on Binance, a leading global cryptocurrency exchange, which could enhance the token’s market discovery capabilities and liquidity. However, there can be no assurance regarding the success, timing, or post-listing performance of such potential listing. The Company makes no commitments concerning the future price or returns of the tokens.

This partnership aims to integrate the resources and expertise of both parties in AI technology, cryptocurrency trading, and the Web3 sector, jointly advancing the productization and commercialization of AI-driven market trend analysis, risk identification, and intelligent trading engines. The Company believes that, if finalized and successfully implemented, this cooperation will strengthen its technological reserves and business footprint in related fields, potentially creating new business opportunities and delivering medium-to-long-term value.

It should be noted that the matter remains subject to ongoing negotiations and framework arrangements. There are material uncertainties regarding whether a legally binding definitive agreement will be signed, and whether the proposed private placement and token acquisition arrangements will proceed as anticipated. JZXN will strictly comply with all applicable laws, regulations, and supervisory requirements. It will advance these matters under the principles of prudence, compliance, and manageable risk, fulfilling its information disclosure obligations promptly. The Company will issue separate announcements regarding specific subsequent issuance plans, the signing of any definitive agreement, and other important progress updates.